UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

TERNS PHARMACEUTICALS, INC.

(Name of Subject Company)

TERNS PHARMACEUTICALS, INC.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

880881107

(CUSIP Number of Class of Securities)

Amy Burroughs

Chief Executive Officer

Terns Pharmaceuticals, Inc.

1065 East Hillsdale Blvd., Suite 100

Foster City, California 94404

(650) 525-5535

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Damien Zoubek Jenny Hochenberg Freshfields US LLP 3 World Trade Center 175 Greenwich Street New York, NY 10007 (212) 277-4000	Caryn McDowell Chief Legal Officer and Corporate Secretary Terns Pharmaceuticals, Inc. 1065 East Hillsdale Blvd., Suite 100 Foster City, California 94404 (650) 525-5535

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as it may be further amended or supplemented from time to time, the “Solicitation/Recommendation Statement”) previously filed by Terns Pharmaceuticals, Inc., a Delaware corporation (“Terns”), with the Securities and Exchange Commission (the “SEC”) on April 7, 2026, relating to the tender offer made by Thailand Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Merck Sharp & Dohme LLC, a New Jersey limited liability company (“Merck”), pursuant to the Agreement and Plan of Merger, dated as of March 24, 2026, (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Terns, Merck and Purchaser, to acquire all of the issued and outstanding shares of common stock of Terns, par value $0.0001 per share (the “Shares”), at a price of $53.00 per Share, net to the seller in cash, without interest and subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Solicitation/Recommendation Statement, respectively, and are incorporated therein by reference. The Offer is described in a Tender Offer Statement filed jointly by Merck & Co., Inc. (“Merck Parent”), Merck and Purchaser with the SEC (the “Schedule TO”).

Except as otherwise set forth in this Amendment, the information set forth in the Solicitation/Recommendation Statement remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment is being filed to reflect certain updates as set forth below. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Solicitation/Recommendation Statement, and references to page numbers below are reference to the relevant pages of the Solicitation/Recommendation Statement before giving effect to the modifications thereto as set forth in this Amendment.

Explanatory Note

This Amendment is being filed to reflect certain amendments and updates to Item 4 and Item 8 of the Solicitation/Recommendation Statement. The supplemental information provided in this Amendment should be read in conjunction with the Solicitation/Recommendation Statement in its entirety. Terns believes that the allegations in the Williams Complaint and the Demands (each as defined below) lack merit, that no such supplemental disclosure in Item 4 below is required under applicable laws and that the Solicitation/Recommendation Statement disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Offer and to minimize the expense of defending such actions, without admitting any liability or wrongdoing, Terns wishes to voluntarily make certain supplemental disclosures related to the Offer, all of which are set forth in Item 4 below and should be read in conjunction with the Solicitation/Recommendation Statement. Nothing in such supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth in Item 4. Additional complaints may be filed against Terns, the Board, Merck and/or Purchaser in connection with the Transactions, the Schedule TO and the Solicitation/Recommendation Statement. If such additional complaints are filed, absent new or different allegations that are material, Terns, Merck and Purchaser will not necessarily announce such additional complaints.

Item 4. The Solicitation or Recommendation

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented as follows:

1.	By adding the bold and underlined language below to the first full paragraph on page 17 under the section captioned “—Background of the Offer and the Merger”:

On December 24, 2025, the Board, by unanimous written consent, formed a Transaction Committee, comprised of David Fellows, Jeffrey Kindler and Heather Turner for efficiency purposes to provide oversight and guidance with respect to Terns’ evaluation of a possible sale or other strategic transactions involving Terns. The Transaction Committee was not established on account of any actual or perceived conflicts of interest. The

Transaction Committee was authorized and empowered to engage in the evaluation of and discussions with potential acquirers in connection with a potential sale of Terns, subject to ultimate approval by the Board, and has not subsequently been disbanded. The members of the Transaction Committee were not paid any compensation in connection with their service on the Transaction Committee.

2.	By adding the bold and underlined language below to the sixth full paragraph on page 20 under the section captioned “—Background of the Offer and the Merger”:

On February 5, 2026, Merck submitted a non-binding proposal to acquire 100% of Terns’ fully diluted equity interests at an all-cash purchase price of $61.00 per Share (the “Merck February 5th Proposal”). The Merck February 5th Proposal mentioned Merck’s belief in retaining Terns’ team, but included no specific proposals with respect to the retention of any specific employees. No individual retention or employment arrangements with respect to Ms. Burroughs or any other member of Terns management were subsequently discussed with Merck prior to execution of the Merger Agreement. Prior to the submission of the Merck February 5th Proposal, a representative of Merck had a call with Ms. Burroughs to preview its contents. During the call, Ms. Burroughs and the representative of Merck discussed certain of Merck’s due diligence requirements. Following the conversation between Ms. Burroughs and the representative of Merck, a representative of Centerview also had a call with a representative of Merck in connection with the Merck February 5th Proposal, during which the representative of Centerview emphasized the importance of Merck moving quickly.

3.	By adding the bold and underlined language below to the fifth full paragraph on page 25 under the section captioned “—Background of the Offer and the Merger”:

On March 18, 2026, Merck submitted a revised non-binding proposal to acquire 100% of Terns’ fully diluted equity interests at an all-cash purchase price of $50.00 per Share (the “Merck March 18th Proposal”) and indicated that Merck was ready to move forward with an announcement date of March 25, 2026. As with the Merck February 5th Proposal, the Merck March 18th Proposal mentioned Merck’s belief in retaining Terns’ team, but included no specific proposals with respect to the retention of any specific employees, and, as noted above, no individual retention or employment arrangements with respect to Ms. Burroughs or any other member of Terns management were subsequently discussed with Merck prior to execution of the Merger Agreement. Prior to submitting the Merck March 18th Proposal, a representative of Merck spoke with Ms. Burroughs to preview the proposal with her. In the Merck March 18th Proposal, Merck explained that the offer price of $50.00 per Share was based on fundamental value and the totality of the data they had reviewed. The Merck March 18th Proposal also stated that Merck believed that the MMR achievement rate for TERN-701 would likely be at the low end of the range discussed by Terns management and noted that Merck shared Terns’ view that such data was still compelling relative to asciminib and therefore had continued enthusiasm to proceed with a transaction.

4.

By adding the rows and footnotes containing bold and underlined text below to the tables on page 36 and deleting the language that is struck through from the same under the section captioned “—Certain Financial Projections—January Management Projections (Risk-Adjusted)”:

January Management Projections (Risk-Adjusted)(1)

	(dollars in millions)
	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E
Total Net Revenue(2)	$2	$2	$0	$0	$75	$472	$1,211	$1,922	$2,743	$3,593	$4,311
Gross Profit(3)	$2	$2	$0	$0	$74	$465	$1,193	$1,892	$2,697	$3,530	$4,233
EBIT~~(2)~~(4)	$(136)	$(208)	$(241)	$(248)	$(211)	$189	$783	$1,418	$2,171	$2,950	$3,605
Net Income(5)	$(136)	$(208)	$(241)	$(248)	$(211)	$181	$750	$1,191	$1,715	$2,331	$2,848
Unlevered Free Cash Flow(6)	$(36)	$(208)	$(241)	$(248)	$(222)	$90	$509	$1,018	$1,599	$2,212	$2,750

	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E
Total Net Revenue(2)	$4,626	$4,937	$5,137	$5,262	$5,376	$5,500	$5,043	$4,474	$3,794	$3,052
Gross Profit(3)	$4,538	$4,840	$5,035	$5,156	$5,267	$5,388	$4,933	$4,378	$3,714	$2,989
EBIT~~(2)~~(4)	$3,877	$4,143	$4,299	$4,456	$4,575	$4,732	$4,277	$3,724	$3,129	$2,471
Net Income(5)	$3,063	$3,273	$3,396	$3,520	$3,614	$3,738	$3,379	$2,942	$2,472	$1,952
Unlevered Free Cash Flow(6)	$3,023	$3,232	$3,369	$3,501	$3,597	$3,720	$3,401	$3,027	$2,574	$2,063

(1)	Reflects 50% penetration in 1L at peak sales.
(2)	Total Net Revenue, as presented in the January Management Projections, reflects net revenue associated with product sales, as well as potential future royalty and milestone payments.
(3)	Gross Profit, as presented in the January Management Projections, reflects Total Net Revenue less the associated product cost of goods sold.
~~(2)~~(4)

~~EBIT is earnings before interest and taxes.~~ Earnings before interest expenses and taxes (“EBIT”), as presented in the January Management Projections, reflects Gross Profit less (i) research and development expenses, less (ii) sales and marketing expenses, less (iii) general and administrative expenses and less (iv) stock-based compensation expenses.

(5)	Net Income, as presented in the January Management Projections, reflects EBIT less taxes paid.
(6)

Unlevered Free Cash Flow was arithmetically derived by Centerview and Jefferies based on the January Management Projections provided to Centerview and Jefferies by Terns management. Unlevered Free Cash Flow, as presented in the January Management Projections, reflects EBIT for each applicable period less (i) tax expenses payable at an assumed tax rate of 21%, plus (ii) upfront partnership payments, plus (iii) depreciation and amortization, less (iv) capital expenditures and less (v) changes in net working capital, in each case as provided by management of Terns.

5.

By adding the rows and footnotes containing bold and underlined text below to the tables on page 37 and deleting the language that is struck through from the same under the section captioned “—Certain Financial Projections—February Management Projections (Risk-Adjusted)”:

February Management Projections (Risk-Adjusted)(1)

	(dollars in millions)
	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E
Total Net Revenue(2)	$2	$2	$0	$0	$75	$458	$1,150	$1,814	$2,573	$3,351	$4,006
Gross Profit(3)	$2	$2	$0	$0	$74	$451	$1,132	$1,785	$2,530	$3,293	$3,933
EBIT~~(2)~~(4)	$(136)	$(208)	$(241)	$(248)	$(210)	$176	$726	$1,317	$2,013	$2,725	$3,321
Net Income(5)	$(136)	$(208)	$(241)	$(248)	$(210)	$168	$695	$1,149	$1,590	$2,153	$2,623
Unlevered Free Cash Flow(6)	$(36)	$(208)	$(241)	$(248)	$(221)	$82	$471	$945	$1,483	$2,044	$2,534

	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E
Total Net Revenue(2)	$4,288	$4,562	$4,736	$4,842	$4,942	$5,054	$4,631	$4,105	$3,476	$2,792
Gross Profit(3)	$4,206	$4,472	$4,641	$4,744	$4,842	$4,951	$4,531	$4,017	$3,403	$2,735
EBIT~~(2)~~(4)	$3,562	$3,793	$3,925	$4,063	$4,167	$4,309	$3,887	$3,374	$2,827	$2,223
Net Income(5)	$2,814	$2,997	$3,101	$3,210	$3,292	$3,404	$3,070	$2,665	$2,233	$1,757
Unlevered Free Cash Flow(6)	$2,779	$2,960	$3,078	$3,194	$3,277	$3,387	$3,091	$2,744	$2,328	$1,859

(1)	Reflects 45% penetration in 1L at peak sales.
(2)	Total Net Revenue, as presented in the February Management Projections, reflects net revenue associated with product sales, as well as potential future royalty and milestone payments.
(3)	Gross Profit, as presented in the February Management Projections, reflects Total Net Revenue less the associated product cost of goods sold.
~~(2)~~(4)

~~EBIT is earnings before interest and taxes.~~ EBIT, as presented in the February Management Projections, reflects Gross Profit less (i) research and development expenses, less (ii) sales and marketing expenses, less (iii) general and administrative expenses and less (iv) stock-based compensation expenses.

(5)	Net Income, as presented in the February Management Projections, reflects EBIT less taxes paid.
(6)

Unlevered Free Cash Flow was arithmetically derived by Centerview and Jefferies based on the February Management Projections provided to Centerview and Jefferies by Terns management. Unlevered Free Cash Flow, as presented in the February Management Projections, reflects EBIT for each applicable period less (i) tax expenses payable at an assumed tax rate of 21%, plus (ii) upfront partnership payments, plus (iii) depreciation and amortization, less (iv) capital expenditures and less (v) changes in net working capital, in each case as provided by management of Terns.

6.	By adding the bold and underlined language below to the second paragraph under the section captioned “—Opinion of Centerview Partners—Discounted Cash Flow Analysis” on page 40:

In performing this analysis, Centerview calculated a range of per share equity values for the Shares by (a) discounting to present value, as of December 31, 2025, using discount rates ranging from 13.0% to 15.0% (reflecting Centerview’s analysis of Terns’ weighted average cost of capital, which was calculated using the capital asset pricing model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics, including target capital structure, levered and unlevered betas for comparable group companies, tax rates, market risk and size premia) and using a mid-year convention: (i) the projected risk-adjusted, after-tax unlevered free cash flows of Terns over the period beginning on January 1, 2026 and ending on December 31, 2046, utilized by Centerview based on the February Management Projections, (ii) an implied terminal value of Terns, calculated by Centerview by assuming that Terns’ unlevered free cash flows would decline in perpetuity after December 31, 2046 at a rate of free cash flow decline of 80% year-over-year as directed by Terns’ management and (iii) tax savings from usage of Terns’ federal net operating losses of $297 million as of December 31, 2025, and Terns’

estimated future losses, as set forth in the Internal Data; and (b) adding to the foregoing results Terns’ cash of $1,019 million as of December 31, 2025, as set forth in the Internal Data. Centerview then divided the results of the foregoing calculations by the number of fully-diluted Shares outstanding of approximately 127 million Shares calculated using the treasury stock method (taking into account (i) approximately 113.0 million Shares outstanding, (ii) approximately 12.9 million Shares underlying In the Money Company Options outstanding with a weighted average exercise price (WAEP) of $10.40, (iii) approximately 2.4 million Shares underlying Company Warrants outstanding, and (iv) approximately 1.1 million unvested Company RSUs outstanding) as of March 20, 2026, as set forth in the Internal Data).

7.	By adding the bold and underlined language below to the second bullet point under the section captioned “—Opinion of Centerview Partners—Other Factors” on page 40:

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in nine publicly available Wall Street research analyst reports as of March 24, 2026, which indicated low and high price targets for the Shares ranging from $54.00 to $70.00 per Share, with a median price target of $57.00 per Share.

8.	By adding the bold and underlined language below to the third bullet point under the section captioned “—Opinion of Centerview Partners—Other Factors” on page 41:

•

Premia Paid Analysis. Centerview performed an analysis of premia paid in 23 transactions involving publicly traded, biopharmaceutical companies announced since 2023 with offer values between $3 billion and $15 billion that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to Terns and the Transactions, for which premium data was available. The premia in this analysis were calculated by comparing the per share acquisition price in each transaction (excluding the net present value of contingent consideration, if any) to the closing price of such target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Centerview noted that the 25th percentile, 75th percentile and median premia of the 23 transactions were approximately 37%, 77% and 63%, respectively. Based on the analysis above and other considerations that Centerview deemed relevant in its experience and professional judgment, Centerview applied a premium range of 35% to 75% to the closing share price of the Shares on January 23, 2026 (the last trading day prior to the date on which the trading price of the Shares was perceived by Centerview to be affected by a potential transaction) of $34.33, which resulted in an implied price range of approximately $46.35 to $60.10 per Share, rounded to the nearest $0.05.

9.	By adding the column containing bold and underlined text below to the table on page 46 under the section captioned “—Opinion of Jefferies LLC—Selected Precedent Transactions Analysis”:

Announced	Target	Acquiror	Transaction Value (billions)	Transaction Value / Peak Revenue (x)
September 2025	Merus N.V.	Genmab A/S	$7.2	1.1x
March 2024	Fusion Pharmaceuticals Inc.	AstraZeneca PLC	$2.1	0.5x
January 2024	Ambrx Biopharma, Inc.	Johnson & Johnson	$1.8	0.8x
December 2023	RayzeBio, Inc.	Bristol-Myers Squibb Company	$3.6	1.2x
June 2022	Turning Point Therapeutics, Inc.	Bristol-Myers Squibb Company	$3.2	2.3x
August 2021	Trillium Therapeutics Inc.	Pfizer Inc.	$1.8	0.8x
March 2020	Forty Seven, Inc.	Gilead Sciences, Inc.	$4.6	1.8x
December 2019	ArQule, Inc.	Merck & Co., Inc.	$2.6	1.4x
December 2019	Synthorx, Inc.	Sanofi S.A.	$2.3	1.6x
October 2018	Endocyte, Inc.	Novartis AG	$1.8	1.5x
January 2018	Juno Therapeutics, Inc.	Celgene Corporation	$10.0	1.2x

10.	By adding the bold and underlined language below to the first paragraph under the section captioned “—Opinion of Jefferies LLC—Discounted Cash Flow Analysis” on page 46:

Jefferies performed a discounted cash flow analysis of Terns by calculating the estimated present value of the standalone risk-adjusted unlevered free cash flows that Terns was projected to generate during fiscal years ending December 31, 2026 through December 31, 2046 as provided in the February Management Projections. For purposes of such analysis, Terns’ estimated approximately $297 million in federal net operating loss carryforwards and approximately $1,019 million in cash, in each case as provided by management of Terns, were taken into account. The implied terminal value of Terns was derived by applying to Terns’ normalized fiscal year 2046 risk-adjusted unlevered free cash flow a perpetuity growth rate of negative 80%, as directed by Terns’ management and provided in the February Management Projections. The net present value (as of December 31, 2025) of the risk-adjusted unlevered free cash flows and terminal value of Terns were then calculated using a selected discount rate range of 12.5% to 14.5% (reflecting Jefferies’ estimate of Terns’ weighted average cost of capital) and assuming the number of fully-diluted Shares outstanding of approximately 127 million Shares calculated using the treasury stock method (taking into account (i) approximately 113.0 million Shares outstanding, (ii) approximately 12.9 million Shares underlying In the Money Company Options outstanding with a weighted average exercise price (WAEP) of $10.40, (iii) approximately 2.4 million Shares underlying Company Warrants outstanding, and (iv) approximately 1.1 million unvested Company RSUs outstanding) as provided by Terns management as of March 20, 2026).

11.	By adding the bold and underlined language below to the second bullet point under the section captioned “—Opinion of Jefferies LLC—Certain Additional Information” on page 47:

•

publicly available share price targets for Shares published by nine selected research analysts as of March 24, 2026, which indicated low to high share price targets for Shares of $54.00 per Share to $70.00 per Share, with a median price target of $57.00 per Share.

Item 8. Additional Information.

Item 8 of the Solicitation/Recommendation Statement is hereby amended and supplemented as follows:

1.	By deleting the paragraph under the section titled “—Legal Proceedings” on page 55 in its entirety and replacing it with the following three paragraphs:

On April 10, 2026, Robert Williams, a purported stockholder of Terns, filed a complaint against Terns and its directors in the Supreme Court of the State of New York, County of New York. See Robert Williams v. Terns Pharmaceuticals, Inc., et al., Index No. 652166/2026 (the “Williams Complaint”). The Williams Complaint generally alleges that the Solicitation/Recommendation Statement filed on April 7, 2026 was materially misleading because it does not fully disclose certain financial and other information. The Williams Complaint asserts claims under New York law for breach of fiduciary duty (against the Terns directors); aiding and abetting breach of fiduciary duty (against Terns); and negligence (against all defendants) and seeks, among other things, injunctive, declaratory and other equitable relief, an award of damages and an award of attorneys’ fees and expenses. Terns, Merck and Purchaser believe the claims asserted in the Williams Complaint are without merit.

In addition, as of April 24, 2026, Terns had received a number of demand letters from purported stockholders of Terns (the “Demands”), which generally seek the disclosure of certain allegedly omitted information in the Solicitation/Recommendation Statement.

Additional complaints may be filed against Terns, the Board, Merck and/or Purchaser in connection with the Transactions, the Schedule TO and the Solicitation/Recommendation Statement. If such additional complaints are filed, absent new or different allegations that are material, Terns, Merck and Purchaser will not necessarily announce such additional complaints.

2.	By deleting the second paragraph under the section titled “—U.S. Antitrust” on page 55 in its entirety and replacing it with the following two paragraphs:

Pursuant to the Merger Agreement, on April 8, 2026, Merck and Terns filed their respective Premerger Notification and Report Forms under the HSR Act with the Antitrust Division and the FTC. The waiting period under the HSR Act expired on April 23, 2026 at 11:59 p.m. Eastern Time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.

On April 24, 2026, Merck Parent issued a press release announcing the expiration of the waiting period under the HSR Act. The full text of the press release is included as Exhibit (a)(5)(F) to the Solicitation/Recommendation Statement and is incorporated herein by reference.

Item 9. Exhibits

Item 9 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(F)	Press release issued by Merck & Co., Inc., dated April 24, 2026 (incorporated by reference to Exhibit (a)(5)(iv) to Amendment No. 1 to the Tender Offer Statement on Schedule TO of Merck & Co., Inc., Merck Sharp & Dohme LLC and Thailand Merger Sub, Inc., filed April 24, 2026).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Terns Pharmaceuticals, Inc.

By:	/s/ Caryn McDowell
Name:	Caryn McDowell
Title:	Chief Legal Officer and Corporate Secretary

Dated: April 24, 2026